Mail Stop 4561

March 9, 2007

Edward K. Zinser
Executive Vice President and
Chief Financial Officer
THQ Inc.
29903 Agoura Road
Agoura Hills, CA 91301

> **Re:** **THQ Inc.**
> **Form 10-K/A for the Fiscal Year Ended**
> **March 31, 2006**
> **Filed January 19, 2007**
> **Forms 8-K filed July 27, 2006, November 3, 2006**
> **and February 2, 2007**
> **File No. 000-18813**

Dear Mr. Zinser:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended March 31, 2006 filed January 19, 2007

Note 1. Description of Business and Summary of Significant Accounting Policies

Reclassifications, page 64

1. We note that beginning in the fourth quarter of fiscal 2006, you reclassified warehousing expenses from selling and marketing to cost of sales. We also note in your Form 10-Q for the quarterly period ended December 31, 2006 that in the

first quarter of fiscal 2007, you (1) reclassified certain depreciation and amortization expenses from general and administrative expenses to selling and marketing expenses and product development expenses and (2) reclassified transaction foreign currency gains and losses from general and administrative expenses to net interest and other income. Tell us the reasons for these reclassifications and why you believe the current classification of these costs is appropriate including a reference to the authoritative literature that supports this classification. Additionally, provide us your materiality analysis relating to this change in presentation pursuant to SAB 99 and explain how you considered the impact on gross margins and gross profit percentage within that analysis. Furthermore, tell us how you considered ABP 20 in determining this change was not a correction of an error.

Revenue Recognition, page 67

2.   We note on page 9 that in fiscal 2006, you entered into agreements for in-game advertising and that you plan to offer downloadable content on next-generation console systems from Microsoft and Sony. Tell us how you are accounting for such in-game advertising and how the downloadable content you plan to offer affects your ability to recognize revenue upon the sale to your distributors or resellers. As it relates to the downloadable content, tell us whether you are charging end users for the content or whether this content is provided on a when and if available basis when an end user purchases a game similar to an unspecified or specified upgrade. Additionally, tell us how your intended accounting complies with SOP 97-2.

3.   We also note that you started to explore an online casual game site. It is our understanding that, as technology has evolved, various games can now be played on-line (i.e. via X-Box Live or PC), which gives gamers the opportunity to compete against each other in a manner that was not previously possible. Tell us whether any of the games you market to the end-users contain such on-line features and functionality, and if so, explain whether these games are being hosted on your internal servers. Also, tell us how you are recognizing revenues related to these on-line services and the accounting guidance you considered in recording revenue. In this regard, explain how you considered the guidance in SOP 97-2 and EITF 00-21.

Note 2. Restatement of Consolidated Financial Statements, page 71

4.   We note your disclosure of the "incremental" impact from recognizing stock-based compensation expense as a result of the investigation of past stock option grants. For the fiscal years prior to 2004, tell us whether you recorded stock-based compensation expense under APB 25 prior to the restatement. If so, tell us

how you considered including disclosure of the information required by paragraph 45.c.2 of SFAS 123 to provide the total restated stock-based compensation cost that should have been reported each fiscal year as well as a reconciliation of the total restated stock-based compensation cost to the cumulative adjustment to opening retained earnings. We refer you to the "Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants" on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

Note 4. Allowance for Price Protection, Returns and Doubtful Accounts, page 77

5.   We note the table provided in your disclosure includes one category for the allowance for price protection, returns and doubtful accounts. Provide us with a separate rollforward for each of the three allowances (i.e. price protection, returns and doubtful accounts). Additionally, tell us how you considered presenting a rollforward for each allowance separately in your notes to the financial statements. Refer to Rule 12-09 of Regulation S-X.

Note 17. Agreement with JAKKS Pacific, Inc., page 86

6.   We note that the Company is obligated to pay JAKKS an amount equal to the greater of a fixed guarantee payable quarterly or specified percentages of the net sales from WWE-licensed games in amounts that vary based on the platform and the Company is entitled to the profits and cash distributions remaining after the payment of such amounts. Tell us how you determined that such amounts should be classified outside of cost of sales.

Note 20. Quarterly Financial Data (Unaudited), page 90

7.   We note your disclosure of the interim period information as required by Item 302 of Regulation S-K and that as a result of your restated consolidated financial statements for the fiscal years ended March 31, 2006 and 2005 related to additional non-cash stock-based compensation and related taxes that were incorrectly accounted for, you presented the quarterly impact of the restatement adjustments on the results of operations for these fiscal years. Tell us how you considered presenting the balance sheet impact of the restatement adjustments in a level of detail consistent with Article 10-01 of Regulation S-X. We refer you to the "Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants" on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm.

Note 21. Subsequent Events Related to the Special Committee and Company Investigations and the Restatement, page 93

8.   We note your disclosures on page 94 with regards to the three shareholder derivative actions relating to the Company's stock option granting practices where you indicate that the Company does not believe the results of these pending actions will, individually or in the aggregate, have a material adverse impact on your consolidated financial statements or results of operations. Please explain the factors considered in reaching this conclusion. Also, please reconcile these disclosures to your Risk Factor disclosures on page 23 where you indicate that these lawsuits could result in an outcome that could have a material adverse effect on your business, financial condition, results of operations and cash flows.

Forms 8-K filed July 27, 2006, November 3, 2006 and February 2, 2007

9.   We note your Reconciliation of GAAP Net Income to Non-GAAP Net Income presentation in the Forms 8-K referenced above. We believe the non-GAAP operating statement format appearing in your Forms 8-K may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief